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Alexander C. Karampatsos

alexander.karampatsos@dechert.com
+1 202 261 3402 Direct

June 23, 2025

VIA E-Mail

Mr. David L. Orlic

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	iDirect Private Credit Fund, L.P.

Registration Statement on Form N-2
File Nos. 333-283577 and 811-24031

Dear Mr. Orlic:

This letter responds to comments that Mr. David L. Orlic conveyed in telephonic voicemail to Alexander C. Karampatsos on June 18, 2025, with respect to Pre-Effective Amendment No. 2 to the registration statement filed on Form N-2 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 24, 2025 on behalf of iDirect Private Credit Fund, L.P. (the “Fund”), and the Fund’s prior correspondence filings made on May 28, 2025 and June 11, 2025 (collectively, the “Prior Correspondence”). The Fund has considered your comments and has authorized us to make the responses on its behalf. Capitalized terms have the meanings attributed to such terms in the Registration Statement and/or the Prior Correspondence.

Subsequent to this letter, the Fund will file Pre-Effective Amendment No. 3 to its Registration Statement.

On behalf of the Fund, set forth below are the comments of the SEC staff (“Staff”) along with our responses to or any supplemental explanations of such comments, as requested.

1.	Comment: The response to comment 4 in the Prior Correspondence states that the Fund “may work with larger lenders to resolve defaults” including the Core Managers. Please provide further details about the process of the Fund “working with” the Core Managers to resolve defaults.

Response: The Adviser maintains sole discretion over all voting and decision making in the process of resolving defaults related to the Fund’s direct loan interests. This includes whether or not the Fund will support any amendment or modification. The Adviser’s decision is based on the strategy that it believes will maximize the value recovered for the Fund. The Fund’s portfolio managers collectively have over 50 years of private markets experience and bring expertise in managing loans in default.

We note, however, that the Fund is not the sole lender in the credit facilities in which it invests. Therefore, when defaults occur and potential rights and remedies are being evaluated, each lender in the lender syndicate will often be required to negotiate the course of action taken by the administrative agent or requisite lenders. The Fund’s approach to resolving defaults considers the fact that it likely does not represent a majority (or requisite) interest of the lender syndicate. As a result, it may serve the Fund’s interests to support the course of action taken by other lenders who do collectively or individually represent a majority (or requisite) interest of the lender syndicate, such as a Core Manager.

The Fund is treated like any other lender in the lender syndicate in all respects. For instance, the Fund will directly participate in calls amongst the lender syndicate related to defaults and the potential course of action that the lenders may undertake. Again, any decision relating to a default of a direct loan interest held by the Fund would be made solely by the Adviser.

2.	Comment: Please provide a detailed legal analysis on whether each Core Manager is an “investment adviser” of the Fund, as such term is defined in Section 2(a)(20) of the 1940 Act, as a result of the Fund “working with” the Core Managers to resolve defaults.

Response: The Fund reiterates, by way of context, that the Core Managers are not investment advisers of the Fund and have no investment decision making authority or fiduciary duty with respect to the Fund. Section 202(a)(11) of the Investment Advisers Act of 1940, as amended, defines “investment adviser” as any person who, for compensation, engages in the business of advising others about securities. To fall within this definition a party must: (1) provide advice about securities; (2) engage in the business of providing such advice; and (3) provide such advice for compensation to others. While it may serve the Fund’s interests to support the course of action taken by other lenders who collectively or individually represent a majority (or requisite) interest of the lender syndicate, such as the Core Managers, the Core Managers do not provide any investment advisory services to the Fund such that the Core Managers would fall under the definition of “investment adviser” with respect to the Fund. The Core Managers will not provide any investment advice or recommendations to the Fund or the Adviser as to the course of action that the Fund should take with respect to any defaults by portfolio companies. The Core Managers receive no advisory compensation from the Fund or the Adviser for any activities related to the Fund. The Adviser is the sole investment adviser in making all investment decisions for the Fund, including decisions to resolve defaults by portfolio companies.

3.	Comment: Please confirm whether the Fund will collaborate with the Core Managers in the event the Fund sells or otherwise disposes of its investments and, if so, please describe the collaboration.

Response: The Fund does not intend to, nor is it subject to any requirements to, collaborate with the Core Managers to sell or dispose of any investments. The Fund’s general approach is to hold loans to maturity or a refinancing, whether it be in connection with a change of equity control, early repayment or otherwise.

4.	Comment: Please provide further details regarding the “information package” and “diligence calls” between the Adviser and the Core Managers noted in the response to comment 5 in the Prior Correspondence.

Response: The information package received by the Fund contains customary information for investments of this type, primarily including (i) the financial statements and management’s discussion and analysis thereof, (ii) an overview of the obligor’s business, customers, suppliers, and management team, (iii) industry data and statistics, and (iv) a summary of the credit facilities’ terms. As previously noted, the Core Managers are typically the administrative agent and arranger of the credit facilities in which the Fund invests. In this administrative capacity, they often (i) conduct calls with other lenders in the lender syndicate and (ii) coordinate questions and requests from the lender syndicate in the course of each lender’s due diligence processes. In this capacity, a Core Manager is acting as the administrative agent of a loan, not providing investment advice to one or more clients.

5.	Comment: We note your conclusion in response to comment 7 in the Prior Correspondence that the loans are not considered “securities” for purposes of the Securities Exchange Act of 1934. Please provide a detailed legal analysis explaining how you reached this conclusion, applying the test enunciated in Reves vs. Ernst & Young, 494 U.S. 56 (1990).

Response: The Core Managers will not provide Excess Deal Flow that constitutes a security under Reves vs. Ernst & Young,1 or its line of cases.

Under Reves, courts must apply a family resemblance test to determine whether a note is a security. The test begins with a presumption that every note is a security. It then directs courts to examine four factors, each of which helps to uncover whether the note was issued in an investment context (and is thus a security) or in a consumer or commercial context (and is thus not a security).

The four factors are:

1.	The motivations that would prompt a reasonable seller and buyer to enter into the transaction;

2.	The plan of distribution of the instrument to determine whether it is an instrument in which there is common trading for speculation or investment;

3.	The reasonable expectations of the investing public; and

4.	Whether some factor significantly reduces the risk of the instrument, thereby rendering application of the Securities Act of 1933 and the Securities Exchange Act of 1934 unnecessary.

1.	Motivations of Transaction Parties: The motivations of the parties to the loans will generally be mixed. “A buyer’s motivation is investment if it expects to profit from its investment, including through earning either variable or fixed-rate interest. A seller’s motivation is investment if its ‘purpose is to raise money for the general use of a business enterprise or to finance substantial investments.’ A seller’s motivation is commercial if, for example, “the note is exchanged to facilitate the purchase and sale of a minor asset or consumer good, to correct for the seller’s cash-flow difficulties, or to advance some other commercial or consumer purpose.”[2]

The Core Managers and the Fund expect to receive interest on the loans, and therefore will be deemed to be motivated to acquire the loans for investment purposes. However, the borrowers of the underlying loans may often be motivated by a commercial purpose, such as improving cash flow.3

1        494 U.S. 56 (1990).

2        Kirschner v. JP Morgan Chase Bank, N.A. et al., No. 21-2726 (2d Cir. Aug. 24, 2023); 2023 WL 5439495, citing Reves, 494 U.S. at 66-68.

3        Reves at 66.

2.	Plan of Distribution: With respect to the plan of distribution, as with the notes in Kirschner,[4] there will always be limitations in place that “work[] to prevent the [notes] from being sold to the general public.”[5] For example, the loans will have been made only to sophisticated, institutional (i.e., non-retail) entities and will typically include restrictions on any assignment.

3.	Expectations of Investors: With respect to expectations of the investors, the Core Managers, the Fund, and the other sophisticated syndication partners fully understand that these instruments are loans and not investments in a business enterprise. The borrowers of the loans are sophisticated entities who understand that they are entering into borrowing arrangements and are not selling or buying securities.

4.	Risk-Mitigating Factors: Courts have identified a number of factors that reduce the risks associated with an instrument. For example, if the instrument is secured by collateral or is insured, the note will generally be viewed as being issued in a commercial context.[6] The loans that the Fund invests in will be collateralized and secured. Further, as we have previously indicated, the Fund is generally expected to retain voting and/or other contractual rights in the loans. When a default occurs, the Fund will seek to protect its position based on the Adviser’s own analysis, with the expectation that it may work with larger lenders to resolve defaults collectively and efficiently, which the Fund respectfully notes is common industry practice.

For these reasons, and consistent with Reves and the line of cases under it, the loans are not securities. Instead, they will generally bear a strong resemblance to one of the enumerated categories of notes that are not securities: “[L]oans issued by banks for commercial purposes.”7

4        Kirschner 2023 WL 5439495.

5        Reves at 68.

6        Kirschner at 35.

7        Banco Espanol de Credito v. Sec. Pac. Nat’l Bank, 973 F.2d 51, 55–56 (2d Cir. 1992). “[U]nder the Reves family resemblance analysis . . . we hold that the loan participations in the instant case are analogous to the enumerated category of loans issued by banks for commercial purposes and therefore do not satisfy the statutory definition of ‘notes’ which are ‘securities.’”

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Should you have any questions or comments, please contact the undersigned at 202.261.3402.

Sincerely,

/s/ Alexander Karampatsos
Alexander Karampatsos